VIA EDGAR

January 22, 2010

Mr. Dominic Minore

Securities and Exchange Commission
Investment Company Division
100 F. Street, N.E.
Washington, DC 20549

Re:	Ariel Investment Trust (“Registrant”)
File Nos. 33-7699, 811-4786

Dear Mr. Minore:

This letter responds to the comments on Post-Effective Amendment No. 39 to the Registrant’s registration statement on Form N-1A on behalf of the Ariel Fund, Ariel Appreciation Fund and Ariel Focus fund that were provided to me by telephone by the Securities and Exchange Commission (the “Commission”) on January 14, 2010.

Prospectus-Fund Summaries-All Funds

1.                                       SEC Comment:        In the section entitled “Fund Summaries-Fees and Expenses of the Fund” in the Prospectus in the lead in paragraph, please delete the sentence “You do not pay a sales charge or load when you buy or sell shares.”

Response:        In the past, the Registrant has received many calls from shareholders inquiring whether a Fund is a load or no load fund.  In response, the Registrant added the disclosure “You do not pay a sales charge or load when you buy or sell shares” to its Prospectus.  Therefore in order to avoid any confusion on the part of shareholders or potential investors, the Registrant believes the disclosure should remain in the Prospectus.

2.                                       SEC Comment:        In the section entitled “Fund Summaries-Fees and Expenses of the Fund” in the Prospectus, please delete the sentences “The expenses are based on actual expenses incurred for the fiscal year ended September 30, 2009.  Expenses may vary in future years.”

Response:        The changes will be made as requested.

3.                                       SEC Comment:        In the section entitled “Fund Summaries-Fees and Expenses of the Fund” in the Prospectus in the lead in paragraph for the Example, please (i) delete the phrase “based on the current level of expenses” at the end of the first sentence, (ii) delete the phrase “dividends and distributions are reinvested” from the second sentence and replace with “the Fund’s operating expenses remain the same,” and (iii) move the sentences below the example table to the lead in paragraph above the Example.

Response:        The changes will be made as requested.

4.                                       SEC Comment:        Please provide the heading “Portfolio Turnover” before the paragraph that describes the Fund’s portfolio turnover.

Response:        The change will be made as requested.

5.                                       SEC Comment:        In the section entitled “Fund Summaries-Principal Investment Strategy” in the Prospectus, the first sentence of the first paragraph states that the Ariel Fund invests primarily in stocks of companies with market capitalizations between $1 billion and $5 billion, measured at the time of purchase.  Please provide a definition of stocks.  For example, stocks are common stocks, preferred stocks and securities convertible into common stock.

Response:        The sentence will be revised to read as follows: “Ariel Fund invests primarily in common stocks of companies with market capitalizations between $1 billion and $5 billion, measured at the time of purchase.

6.                                       SEC Comment:        Please remove the legend “Fund Summaries-Prospectus” at the bottom of the page.

Response:        The change will be made as requested.

7.                                       SEC Comment:        In the section entitled “Fund Summaries-Principal Investment Strategy” in the Prospectus, the last sentence of the fourth paragraph states that:  “We will sell a stock if its valuation reaches our private market value as determined by the Adviser or if there are material changes to a company’s thesis or fundamentals.”  Please explain thesis in Plain English.

Response:        The Registrant will revise its disclosure.  The sentence will now read as follows:  “We will sell a stock if its valuation reaches our private market value as determined by the Adviser or if there are material changes to a company’s fundamentals.”

8.                                       SEC Comment:        In the section entitled “Fund Summaries-Principal Risks” in the Prospectus, the last bullet point states that: “The Fund may invest a significant portion of its assets in companies within the financial services and consumer discretionary sectors.”  This bullet point does not convey a risk.  Please revise to make it a risk and revise the Fund’s principal strategy as necessary.

Response:        The Fund at times has been overweight in certain sectors (financial services and consumer discretionary sectors) due to investments made by the Fund.  However such investments are not considered by the Fund to be principal strategies.  The Registrant believes that the principal investment strategies as described in the Prospectus accurately reflect the strategies for the Fund.

However, since the Fund is overweight in particular sectors the Registrant believes that it is a risk to the Fund.  Therefore, the Fund has added a principal risk to reflect this matter.  The principal risk will be revised to read as follows: “The Fund often invests a significant portion of its assets in companies within the financial services and consumer discretionary sectors, and its performance may suffer if these sectors underperform the overall stock market.”

9.                                       SEC Comment:        In the section entitled “Fund Summaries-Principal Risks” in the Prospectus, please confirm to the Commission that all the principal risks of the Fund are set forth in the Principal Risks section.

Response:        The Registrant believes that all principal risks have been currently described in the Prospectus.

10.                                 SEC Comment:        In the section entitled “Fund Summaries-Performance” in the Prospectus, please (i) remove the parenthetical (before taxes) in the heading, (ii) delete the second sentence “The Fund’s past performance is not indicative of future performance.” below the bar charts, (iii) move the text from footnote (b) of the average annual total return table into the table and delete the footnote and (iv) move the last sentence in the section to the lead in paragraph.

Response:        The changes will be made as requested.

11.                                 SEC Comment:        In the section entitled “Fund Summaries-Portfolio Managers” in the Prospectus, please confirm that each portfolio manager has managed the Fund since the time period indicated.

Response:        The Registrant confirms that each Portfolio Manager has managed the respective Fund for the time periods set forth in the Prospectus.

12.                                 SEC Comment:        In the section entitled “Fund Summaries” in the Prospectus, please revise the first sentence of the last paragraph to change “financial intermediary compensation” to “payments to broker-dealers and other financial intermediaries”.  In addition, please delete the last sentence of that paragraph.

Response:        The changes will be made as requested.

Prospectus-Fund Summaries-Ariel Focus Fund

13.                                 SEC Comment:        In the section entitled “Fund Summaries-Fees and Expenses” with respect to the Ariel Focus Fund in the Prospectus, please (i) change “Net Expenses” to “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement”, (ii) confirm that the Adviser does not recoup amounts waived or reimbursed, and (iii) in the footnote to the fee table please state who may terminate the agreement and under what circumstances.  Lastly, please file the current expense limitation agreement as an exhibit to the Registration Statement.

Response:        The change from “Net Expenses” to “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” will be made as requested.

The Adviser does not recoup amounts waived or reimbursed from a previous fiscal year under the expense limitation agreement.

The following disclosure will be added to the footnote with respect to termination of the expense limitation agreement:  “The agreement automatically renews for additional one-year periods if not terminated, in writing, by either party before September 30th of each year.”

The Registrant filed a copy of the Expense Limitation Agreement with Post Effective Amendment No. 38 on January 28, 2009 (SEC Accession No. 0001104659-09-004653).  Pursuant to its terms, the Agreement was effective until September 30, 2010 and will automatically renew for additional one-year periods if not terminated, in writing, by either party before September 30th of each year.  Please note that the parties have extended the Expense Limitation Agreement until September 30, 2011, as referenced above.

14.                                 SEC Comment:        In the section entitled “Fund Summaries-Example” with respect to the Ariel Focus Fund in the Prospectus, please revise the lead in paragraph to note that there is a fee waiver in years 1 and 2.

Response:        The change will be made as requested.

15.                                 SEC Comment:        In the section entitled “Fund Summaries-Principal Risks” in the Prospectus, the fourth bullet point states that:  “The Fund may invest up to 20% of its respective assets in securities of foreign companies, which may involve risks of currency fluctuation and adverse developments in the foreign countries.”  The Principal Investment Strategy does not provide any disclosure with respect to foreign investments.  Please revise the Principal Investment Strategy to include such disclosure.

Response:        The Fund does not consider investments in foreign securities to be a principal strategy of the Fund since the Funds’ investments in foreign securities may be made through the purchase of individual securities on recognized foreign exchanges and developed over-the-counter markets, or through American Depositary Receipts (ADR) or Global Depositary Receipts (GDR) covering such securities.  The Fund expects to invest in foreign securities mainly through ADRs or GDRs.  Therefore, the Registrant believes that the disclosure does not have to be amended.  If this practice were to change, the Registrant will revise the disclosure accordingly.

Prospectus-All Funds

16.                                 SEC Comment:        In the section entitled “Fund Summaries-Purchase and Sale of Fund Shares” in the Prospectus, please delete the third sentence of the first paragraph.  In addition, please delete the footnote to the table in this section.

Response:        The changes will be made as requested.

17.                                 SEC Comment:        In the section entitled “Value Investing defined-A long-term view” in the Prospectus, the second sentence of the third paragraph states that:  “The Funds believe a stock is fully valued when it is trading at a price-to-earnings ratio of more than 20 times forward 12 month earnings and/or it is no longer trading at a discount to our private market value calculation.”  Please clarify if the Fund will always sell a stock based on this criterion or is this just one reason for selling a stock.  In addition, please consider including this in the Fund Summaries as sell discipline for the Fund.

Response:        The Registrant will revise the disclosure to read as follows: “In determining whether a stock is fully valued, the Funds look at the price-to-earnings ratio based on future earnings, and whether it trades at a discount to our private market value calculation.”

18.                                 SEC Comment:        In the section entitled “Managing Your Ariel Account-Regarding Sales of Shares in the Funds” in the Prospectus, please define “good form.”

Response:        “Good form” means that the Fund’s transfer agent has all information and documentation it deems necessary to effect your order.  The sentence has been added to the Prospectus.

19.                                 SEC Comment:        In the section entitled “Managing Your Ariel Account-Calculating the Funds’ share prices” in the Prospectus, the fourth paragraph discussed foreign securities.  Please provide disclosure required by Instruction 2 to Item 11(a)(3) of Form N-1A.  If the Fund has portfolio securities that are primarily listed on foreign exchanges that trade on weekends or other days when the Fund does not price its shares, disclose that the net asset value of the Fund’s shares may change on days when shareholders will not be able to purchase or redeem the Fund’s shares.

Response:        As noted above, the Funds’ investments in foreign securities will be in ADRs and GDRs.  Therefore, the Registrant believes that the disclosure does not have to be amended.  If this practice were to change, the Registrant will revise the disclosure accordingly.

20.                                 SEC Comment:        In the section entitled “Managing Your Ariel Account-Determining the Price of Your Transaction” in the Prospectus, the third paragraph discusses an intermediary receiving your request.  Please confirm that the intermediary is not acting as an agent of the Fund.

Response:        In certain cases, the Intermediary may act as an agent of the Fund.  In these instances, the Intermediary agrees to comply with the Funds’ pricing policies.  As noted in the Prospectus, if you are purchasing, selling or exchanging Fund shares through an Intermediary, your NAV is dependent upon when your Intermediary receives your request and sends it to the Funds.  To receive the closing price for the day you place your order, your Intermediary must receive your order at or before NYSE Closing Time and promptly transmit the order to the Funds.

21.                                 SEC Comment:        In the section entitled “Managing Your Ariel Account-Rule 12b-1 Fees” in the Prospectus, please move this section so that it follows the section entitled “Payments to Brokers, Dealers and Other Financial Intermediaries.”

Response:        The change will be made as requested.

Statement of Additional Information

22.                                 SEC Comment:        In the section entitled “Investment Restrictions” in the Statement of Additional Information, restriction (4) describes further the industry concentration policy.  The Funds use a different classification system for purposes of their financial statements.  Please describe the classification system and provide an explanation as to why the Funds use a different system.

Response:        For presentation purposes in the Funds’ financial statements, and to be consistent with the industry categories displayed in the Composition of Equity Holdings table, the Funds categorize portfolio holdings using the Russell Global Sectors Classification Methodology.

23.                                 SEC Comment:        In Lending of Portfolio Securities in the section entitled “Investment Strategies and Risks” in the Statement of Additional Information, please (i) clarify that the Board may recall securities if a material matter is proposed by an issuer of a security, (ii) describe the risk of loss and (iii) describe fee splits with a lending agent, if any.

Response:        The first paragraph of the section entitled “Lending of Portfolio Securities” in the Statement of Additional Information notes that the Trust will exercise its right to terminate a securities loan in order to preserve its right to vote upon matters of importance affecting holders of the securities.  As such, the Board of the Trust has the ability to recall securities if a material matter were to occur.

The third paragraph of the section entitled “Lending of Portfolio Securities” in the Statement of Additional Information describes the risk of loss.  It states that: “Securities loans may be made to broker-dealers and other financial institutions to facilitate their deliveries of such securities.  As with any extension of credit, there may be risks of delay in recovery and possibly loss of rights in the loaned securities should the borrower of the loaned securities fail financially.  However, loans will be made only to those firms that the Adviser deems creditworthy and only on such terms as it believes should compensate for such risk.”

While the Funds have the ability to lend portfolio securities, currently none of the Funds are lending portfolio securities and no securities lending agent has been appointed.  If this practice were to change, the Registrant will revise the disclosure accordingly.

24.                                 SEC Comment:        In Repurchase Agreements in the section entitled “Investment Strategies and Risks” in the Statement of Additional Information, please provide a statement that a repurchase agreement is a loan.

Response:        The Statement of Additional Information states that “Repurchase agreements are short-term money market investment securities transactions, designed to generate current income.”  The Registrant believes that the disclosure accurately reflects the definition of a repurchase agreement.

25.                                 SEC Comment:        In Restricted and Illiquid Securities in the section entitled “Investment Strategies and Risks” in the Statement of Additional Information, please describe the steps that a Fund would take if the Fund exceeds the 15% investment limitation for illiquid securities.

Response:        If at any time more than 15% of the Fund’s net assets are illiquid due to market action or Fund sales of liquid securities, the Registrant will seek to dispose of illiquid assets in excess of 15% with all deliberate speed.  This sentence has been added to the Statement of Additional Information.

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Please call me at (617) 662-3969 if you have any further questions.

You requested that the Registrant make certain representations concerning the Registration Statement on Form N-1A and the response being made to the comments received.  These representations are included as an exhibit to this letter.

Very truly yours,

/s/ Francine S. Hayes

Francine S. Hayes
Vice President and Managing Counsel

cc:                                 A. Zagrodnik

A. Don

EXHIBIT

[Ariel Investment Trust Letterhead]

Via EDGAR Correspondence

Mr. Dominic Minore

Securities and Exchange Commission
Investment Company Division
100 F. Street, N.E.
Washington, DC 20549

Re:	Ariel Investment Trust (“Registrant”)
File Nos. 33-7699, 811-4786

Dear Mr. Minore:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to Post-Effective Amendment No. 39 to the Registrant’s registration statement filed on Form N-1A for the Registrant on November 20, 2009 (“Registration Statement”), the Registrant hereby acknowledges that:

•                  the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•                  comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Registration Statement reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement; and

•                  the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

We hope that the foregoing is responsive to your request made on January 14, 2010.  Please do not hesitate to contact the undersigned at (312) 612-2759 if you have any questions concerning the foregoing.

Sincerely,

/s/ Anita Zagrodnik
Anita Zagrodnik

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